EXHIBIT 99.1
Nuvei Announces Fourth Quarter and Fiscal Year 2022 Results
Provides Outlook for First Quarter and Fiscal Year 2023

Nuvei reports in U.S. dollars and in accordance with International Financial Reporting Standards (“IFRS”)
MONTREAL, March 8, 2023 – Nuvei Corporation (“Nuvei” or the “Company”) (Nasdaq: NVEI) (TSX: NVEI), the Canadian fintech company, today reported its financial results for the three months and year ended December 31, 2022.
“2022 was another strong year for Nuvei highlighted by Total volume growth of 39% on a constant currency basis, reflecting continued progress and execution of our strategic initiatives. We’ve worked diligently to further scale our platform organically and inorganically, diversify the business across high-growth discretionary and non-discretionary verticals, increase our use cases, target more end markets, and increase our distribution; all of which combined substantially expands our TAM to now include global e-commerce, integrated payments and B2B,” said Philip Fayer, Nuvei Chair and CEO. “I am very pleased with our results and we’re off to a great start with the momentum exiting last year carrying over into 2023. From our position of strength, we will continue our disciplined approach to investing in the business as appropriate and expect to prioritize share repurchases with our free cash flow.”
Financial Highlights for the Three Months Ended December 31, 2022
•Total volume(1) increased 28% to $40.3 billion from $31.5 billion;
◦eCommerce represented 91% of Total volume;
◦Total volume growth at constant currency(1) was 33% with Total volume at constant currency(1) increasing to $41.8 billion from $31.5 billion;
•Revenue increased 4% to $220.3 million from $211.9 million;
◦Revenue was impacted unfavorably by changes in foreign currency exchange rates year-over-year and volatility from digital assets and cryptocurrencies. Organic revenue growth excluding digital assets and cryptocurrencies at constant currency(2) was 26%, with Organic revenue excluding digital assets and cryptocurrencies at constant currency(2) increasing to $209.6 million from $165.7 million;
◦Revenue growth at constant currency(2) was 10% with Revenue at constant currency(2) increasing to $232.5 million from $211.9 million;
•Net income decreased by 24% to $9.4 million from $12.3 million;
•Adjusted EBITDA(2) decreased by 6% to $85.7 million from $91.5 million;
•Adjusted net income(2) decreased by 4% to $68.0 million from $70.6 million;
•Net income per diluted share decreased by 14% to $0.06 compared to $0.07;
•Adjusted net income per diluted share(2) was unchanged at $0.47;
•Adjusted EBITDA less capital expenditures(2) decreased by 13% to $71.2 million from $81.8 million; and
•Share repurchases totaled 1,892,075 shares for total cash consideration of $57.5 million.

Financial Highlights for the Year Ended December 31, 2022
•Total volume(1) increased 34% to $127.7 billion from $95.6 billion;
◦eCommerce represented 89% of Total volume;
◦Total volume growth at constant currency(1) was 39% with Total volume at constant currency(1) increasing to $132.7 billion from $95.6 billion;
•Revenue increased 16% to $843.3 million from $724.5 million;
◦Revenue was impacted unfavorably by changes in foreign currency exchange rates year-over-year by $40.5 million;
◦Revenue growth at constant currency(2) was 22% with Revenue at constant currency(2) increasing to $883.9 million from $724.5 million;
•Net income decreased by 42% to $62.0 million from net income of $107.0 million, primarily due to a $85.9 million increase in share-based payments;
•Adjusted EBITDA(2) increased by 11% to $351.3 million from $317.2 million;
•Adjusted net income(2) increased by 10% to $274.2 million from $248.6 million;
•Net income per diluted share decreased by 45% to $0.39 from $0.71;
•Adjusted net income per diluted share(2) increased by 10% to $1.86 from $1.69;
•Adjusted EBITDA less capital expenditures(2) increased by 4% to $303.0 million from $290.1 million; and
•Cash balance of $752 million at December 31, 2022 compared to $749 million at December 31, 2021. Share repurchases totaled 3,660,743 shares for total cash consideration of $167 million during the year and represented approximately 5% of the public float. Nuvei used $616 million of its cash and cash equivalents subsequent to year-end to fund the Paya acquisition.

(1) Total volume and Total volume at constant currency do not represent revenue earned by the Company, but rather the total dollar value of transactions processed by merchants under contractual agreement with the Company. See “Non-IFRS and Other Financial Measures”.
(2) Adjusted EBITDA, Revenue at constant currency, Revenue growth at constant currency, Organic revenue excluding digital assets and cryptocurrencies at constant currency, Organic revenue growth excluding digital assets and cryptocurrencies at constant currency, Adjusted net income, Adjusted net income per diluted share and Adjusted EBITDA less capital expenditures are non-IFRS measures and non-IFRS ratios. These measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. See “Non-IFRS and Other Financial Measures”.

Operational Highlights
•Revenue for the fourth quarter of 2022 increased 17% to $89.4 million in North America, decreased by 9% to $115.9 million in Europe, the Middle East and Africa, increased 90% to $12.2 million in Latin America and increased 107% to $2.9 million in Asia Pacific.
◦North America eCommerce direct revenue increased 65% to $34 million in this year’s fourth quarter and represented approximately 38% of total North America revenue, as a result of strategic investments in senior talent and distribution.
◦Europe, the Middle East and Africa results were impacted by fluctuations in foreign currency and the volatility in digital assets and cryptocurrencies.
◦Latin America results accelerated rapidly, driven by significant new business and wallet share expansion from current customers expanding into those countries.
◦Asia Pacific growth reflects recent successes with scaling acquiring capabilities in Singapore and Hong Kong, with Australia recently added as the third market in the region.
•With respect to advancements in technology and product innovation, during the full year Nuvei launched 96 new product releases. Recent highlights include:
◦Conducting a successful pilot in North America to begin insourcing back-end processing, with full migration onto the Nuvei platform planned over the next 18 months;
◦Launching direct acquiring capabilities in Australia;
◦Becoming a licensed in-country direct acquirer in Belgium for local card network Bancontact;
◦Facilitating American Express’s entrance into the Canadian gaming market;
•Nuvei also added multiple new alternative payment methods (“APMs”) increasing its portfolio to 603 at the end of the fourth quarter, expanding access and allowing its customers to accept more forms of regionally familiar and preferred digital payment methods.
•New business revenue outside of digital assets and cryptocurrencies1 increased 23% during the fourth quarter, including several enterprise level customer wins. Highlighting some of the new and expanded customer relationships in which Nuvei is deploying its proprietary modular platform to provide a more frictionless payment experience:
◦OnBuy; Virgin Atlantic; DraftKings; VTEX; Redeban; Holland Casino; Le Panier Bleu; and Unibet Italy, among others.
•The Company added 54 new team members in the fourth quarter of 2022, ending with 1,690 employees at December 31, 2022 compared with 1,368 employees at December 31, 2021. Subsequent to the end of the year, Nuvei added 321 new team members in association with the close of the Paya acquisition
Financial Outlook(3)
For the three months ending March 31, 2023 and the fiscal year ending December 31, 2023, Nuvei anticipates Total volume(1), Revenue, Revenue at constant currency and Adjusted EBITDA(2) to be in the ranges below. The financial outlook reflects the closing of the acquisition of Paya on February 22, 2023. Nuvei expects Organic revenue growth excluding digital assets and cryptocurrencies at constant currency to be between 23% and 28% for the fiscal year ending December 31, 2023.
1 Calculated as the fourth quarter revenue attributable to new customers added in 2022 outside of the digital assets and cryptocurrencies vertical, relative to the fourth quarter revenue attributable to new customers added in 2021 outside of the digital assets and cryptocurrencies vertical, in each case as calculated in accordance with the accounting policies used to prepare the revenue line item presented in the Company’s financial statements under IFRS. The Company does not intend to provide this information on an on-going basis.

The financial outlook, including the various underlying assumptions, constitute forward-looking information within the meaning of applicable securities laws and is fully qualified and based on a number of assumptions and subject to a number of risks described under the headings “Forward-Looking Information” and “Financial Outlook and Growth Targets Assumptions” of this press release.

	Three months ending March 31,	Year ending December 31,
	2023	2023
	Forward-looking	Forward-looking
(In US dollars)	$	$
Total volume(1) (in billions)	39.5 - 41	194 - 200
Revenue (in millions)	248 - 256	1,224 - 1,264
Revenue at constant currency(2) (in millions)	252 - 260	1,226 - 1,266
Adjusted EBITDA(2) (in millions)	92.5 - 96	455 - 477
Growth Targets
Nuvei’s medium-term(4) annual growth target for revenue, as well as its medium-term(4) target for capital expenditures (acquisition of intangible assets and property and equipment) as a percentage of revenue and long-term target for Adjusted EBITDA margin(2), are shown in the table below. Nuvei’s targets are intended to provide insight into the execution of our strategy as it relates to growth, profitability and cash generation. As a result, Nuvei is updating its medium-term growth targets by removing Total volume and adding capital expenditures as a percentage of revenue. In addition, as a result of the Paya acquisition, Nuvei is updating the medium-term revenue target from 30%+ to 20%+ annual year-over-year growth. These medium(4) and long-term(4) targets should not be considered as projections, forecasts or expected results but rather goals that we seek to achieve from the execution of our strategy over time, and at a further stage of business maturity, through geographic expansion, product innovation, growing wallet share with existing customers and new customer wins, as more fully described under the heading “Summary of Factors Affecting our Performance” of our most recent Management’s Discussion and Analysis of Financial Condition and Results of Operations. These growth targets, including the various underlying assumptions, constitute forward-looking information within the meaning of applicable securities laws and are fully qualified and based on a number of assumptions and subject to a number of risks described under the headings “Forward-Looking Information” and “Financial Outlook and Growth Targets Assumptions” of this press release. We will review and revise these growth targets as economic, market and regulatory environments change.

Growth Targets
Revenue	20%+ annual year-over-year growth in the medium-term(4)
Adjusted EBITDA margin(2)	50%+ over the long-term(4)
Capital expenditures(5)	4% - 6% of Revenue over the medium-term(4)

This is the performance of the Company with respect to these metrics over the last three years:

(in US dollars except the percentages)	2020	2021	2022
Total volume(1) (in billion)	43.2	95.6	127.7
Total volume(1) annual year-over-year growth (%)	76%	121%	34%
Revenue (in thousands)	376,226	724,526	843,323
Revenue annual year-over-year growth (%)	53%	93%	16%
Adjusted EBITDA(2) (in thousands)	162,982	317,234	351,317
Adjusted EBITDA margin(2) (%)	43%	44%	42%
Capital expenditures(5) (in thousands)	17,843	27,169	48,322
Capital expenditures(5) as a percentage of revenue (%)	4.7%	3.7%	5.7%
(1) Total volume does not represent revenue earned by the Company, but rather the total dollar value of transactions processed by merchants under contractual agreement with the Company. See “Non-IFRS and Other Financial Measures” below.
(2) Revenue at constant currency, Revenue growth at constant currency, Organic revenue excluding digital assets and cryptocurrencies at constant currency, Organic revenue growth excluding digital assets and cryptocurrencies at constant currency, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income, Adjusted net income per diluted share and Adjusted EBITDA less capital expenditures are non-IFRS measures and non-IFRS ratios. See “Non-IFRS and Other Financial Measures”.
(3) Other than with respect to revenue and capital expenditures as a percentage of revenue, the Company only provides guidance on a non-IFRS basis. The Company does not provide a reconciliation of forward-looking revenue at constant currency (non-IFRS), Organic revenue growth excluding digital assets and cryptocurrencies at constant currency (non-IFRS) to revenue, and Adjusted EBITDA (non-IFRS) to net income (loss) due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation such as predicting the future impact and timing of acquisitions and divestitures, foreign exchange rates and the volatility in digital assets. In periods where significant acquisitions or divestitures are not expected, the Company believes it might have a basis for forecasting the IFRS equivalent for certain costs, such as employee benefits, commissions and depreciation and amortization. However, because other deductions such as share-based payments, net finance costs, gain (loss) on financial instruments carried at fair market value and current and deferred income taxes used to calculate projected net income (loss) can vary significantly based on actual events, the Company is not able to forecast on an IFRS basis with reasonable certainty all deductions needed in order to provide an IFRS calculation of projected net income (loss). The amount of these deductions may be material and, therefore, could result in projected IFRS net income (loss) being materially less than projected Adjusted EBITDA (non-IFRS). These statements represent forward-looking information and may represent a financial outlook, and actual results may vary. See the risk and assumptions described under the headings “Forward-looking information” and “Financial Outlook and Growth Targets Assumptions” of this press release.
(4) The Company defines “Medium-term” as between three and five years and “long-term” as five to seven years.
(5) Capital expenditures means acquisition of Property and equipment and acquisition of intangible assets.
Conference Call Information
Nuvei will host a conference call to discuss its fourth quarter and fiscal year end 2022 financial results today, Wednesday, March 8, 2023 at 8:30 am ET. Hosting the call will be Philip Fayer, Chair and CEO, and David Schwartz, CFO.
The conference call will be webcast live from the Company’s investor relations website at https://investors.nuvei.com under the “Events & Presentations” section. A replay will be available on the investor relations website following the call.

The conference call can also be accessed live over the phone by dialing 877-425-9470 (US/Canada toll-free), or 201-389-0878 (international). A replay will be available approximately one hour after the conclusion of the call and can be accessed by dialing 844-512-2921 (US/Canada toll-free), or 412-317-6671 (international); the conference ID is 13735177. The audio replay will be available through Wednesday, March 22, 2023.
About Nuvei
Nuvei (Nasdaq: NVEI) (TSX: NVEI) is the Canadian fintech company accelerating the business of clients around the world. Nuvei’s modular, flexible and scalable technology allows leading companies to accept next-gen payments, offer all payout options and benefit from card issuing, banking, risk and fraud management services. Connecting businesses to their customers in more than 200 markets, with local acquiring in 47 markets, 150 currencies and more than 600 alternative payment methods, Nuvei provides the technology and insights for customers and partners to succeed locally and globally with one integration.

For more information, visit www.nuvei.com

Non-IFRS and Other Financial Measures
Nuvei’s audited consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board. The information presented in this press release includes non-IFRS financial measures, non-IFRS financial ratios and supplementary financial measures, namely Adjusted EBITDA, Adjusted EBITDA margin, Revenue at constant currency, Revenue growth at constant currency, Organic Revenue at constant currency, Organic revenue growth at constant currency, Organic revenue excluding digital assets and cryptocurrencies at constant currency, Organic revenue growth excluding digital assets and cryptocurrencies at constant currency, Adjusted net income, Adjusted net income per basic share, Adjusted net income per diluted share, Adjusted EBITDA less capital expenditures, Total volume, Total volume at constant currency, Total organic volume at constant currency and eCommerce volume. These measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of our results of operations from our perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of the Company’s financial statements reported under IFRS. These measures are used to provide investors with additional insight of our operating performance and thus highlight trends in Nuvei’s business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use these non-IFRS and other financial measures in the evaluation of issuers. We also use these measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. We believe these measures are important additional measures of our performance, primarily because they and similar measures are used widely among others in the payment technology industry as a means of evaluating a company’s underlying operating performance.

Non-IFRS Financial Measures
Revenue at constant currency: Revenue at constant currency means revenue adjusted for the impact of foreign currency exchange fluctuations. This measure helps provide insight on comparable revenue growth by removing the effect of changes in foreign currency exchange rates year-over-year. Foreign currency exchange impact in the current period is calculated using prior period quarterly average exchange rates applied to the current period foreign currency amounts.
Organic revenue at constant currency: Organic revenue at constant currency means revenue excluding the revenue attributable to acquired businesses for a period of 12 months following their acquisition and excluding revenue attributable to divested businesses, adjusted for the impact of foreign currency exchange fluctuations. Foreign currency exchange impact in the current period is calculated using prior period quarterly average exchange rates applied to the current period foreign currency amounts. This measure helps provide insight on organic and acquisition-related growth and presents useful information about comparable revenue growth.
Organic revenue excluding digital assets and cryptocurrencies at constant currency: Organic revenue excluding digital assets and cryptocurrencies at constant currency means revenue excluding the revenue attributable to acquired businesses for a period of 12 months following their acquisition and excluding revenue attributable to divested businesses and digital assets and cryptocurrencies, and adjusted for the impact of foreign currency exchange fluctuations. This measure helps provide insight on comparable revenue growth by removing the effect of volatility in digital assets and cryptocurrencies and changes in foreign currency exchange rates year-over-year. Foreign currency exchange impact in the current period is calculated using prior period quarterly average exchange rates applied to the current period foreign currency amounts. The revenue attributable to digital assets and cryptocurrencies is calculated in accordance with the accounting policies used to prepare the revenue line item presented in the Company’s financial statements under IFRS.
Adjusted EBITDA: We use Adjusted EBITDA as a means to evaluate operating performance, by eliminating the impact of non-operational or non-cash items. Adjusted EBITDA is defined as net income (loss) before finance costs (recovery), finance income, depreciation and amortization, income tax expense, acquisition, integration and severance costs, share-based payments and related payroll taxes, loss (gain) on foreign currency exchange, and legal settlement and other.
Adjusted EBITDA less capital expenditures: We use Adjusted EBITDA less capital expenditures (acquisition of intangible assets and property and equipment) as a supplementary indicator of our operating performance. In the third quarter of 2022, we retrospectively modified the label of this measure from "Free cash flow" in order to more clearly reflect its composition.
Adjusted net income: We use Adjusted net income as an indicator of business performance and profitability with our current tax and capital structure. Adjusted net income is defined as net income (loss) before acquisition, integration and severance costs, share-based payments and related payroll taxes, loss (gain) on foreign currency exchange, amortization of acquisition-related intangible assets, and the related income tax expense or recovery for these items. Adjusted net income also excludes change in redemption value of liability-classified common and preferred shares, change in fair value of share repurchase liability and accelerated amortization of deferred transaction costs and legal settlement and other.

Non-IFRS Financial Ratios
Revenue growth at constant currency: Revenue growth at constant currency means the year-over-year change in Revenue at constant currency divided by reported revenue in the prior period. We use Revenue growth at constant currency to provide better comparability of revenue trends year-over-year, without the impact of fluctuations in foreign currency exchange rates.
Organic revenue growth at constant currency: Organic revenue growth at constant currency means the year-over-year change in Organic revenue at constant currency divided by comparable Organic revenue in the prior period. We use Organic revenue growth at constant currency to provide better comparability of revenue trends year-over-year, without the impact of acquisitions, divestitures and fluctuations in foreign currency exchanges rates.
Organic revenue growth excluding digital assets and cryptocurrencies at constant currency: Organic revenue growth excluding digital assets and cryptocurrencies at constant currency means the year-over-year change in Organic revenue excluding digital assets and cryptocurrencies at constant currency divided by comparable Organic revenue excluding digital assets and cryptocurrencies in the prior period. We use Organic revenue growth excluding digital assets and cryptocurrencies at constant currency to provide better comparability of revenue trends year-over-year, without the impact of volatility in digital assets and cryptocurrencies and fluctuations in foreign currency exchange rates.
Adjusted EBITDA margin: Adjusted EBITDA margin means Adjusted EBITDA divided by revenue.
Adjusted net income per basic share and per diluted share: We use Adjusted net income per basic share and per diluted share as an indicator of performance and profitability of our business on a per share basis. Adjusted net income per basic share and per diluted share means Adjusted net income less net income attributable to non-controlling interest divided by the basic and diluted weighted average number of common shares outstanding for the period. The number of share-based awards used in the diluted weighted average number of common shares outstanding in the Adjusted net income per diluted share calculation is determined using the treasury stock method as permitted under IFRS.
Supplementary Financial Measures
We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. Our key performance indicators may be calculated in a manner that differs from similar key performance indicators used by other companies
Total volume and eCommerce volume: We believe Total volume and eCommerce volume are indicators of performance of our business. Total volume and similar measures are used widely among others in the payments industry as a means of evaluating a company’s performance. We define Total volume as the total dollar value of transactions processed in the period by customers under contractual agreement with us. eCommerce volume is the portion of Total volume for which the transaction did not occur at a physical location. Total volume and eCommerce volume do not represent revenue earned by us. Total volume includes acquiring volume, where we are in the flow of funds in the settlement transaction cycle, gateway/technology volume, where we provide our gateway/technology services but are not in the flow of funds in the settlement transaction cycle, as well as the total dollar value of transactions processed relating to APMs and payouts. Since our revenue is primarily sales volume and transaction-based, generated from merchants’ daily sales and through various fees for value-added services provided to our customers, fluctuations in Total volume will generally impact our revenue.

Total volume at constant currency: Total volume at constant currency is used as an indicator of performance of our business on a more comparable foreign currency exchange basis. Total volume at constant currency means Total volume adjusted for the impact of foreign currency exchange fluctuations. This measure helps provide better comparability of business trends year-over-year, without the impact of fluctuations in foreign currency exchange rates. Foreign currency exchange impact in the current period is calculated using prior period quarterly average exchange rates applied to the current period foreign currency amounts.
Forward-Looking Information
This press release contains “forward-looking information” and “forward-looking statements” (collectively, “Forward-looking information”) within the meaning of applicable securities laws, including Nuvei's outlook on Total volume, Revenue, Revenue at constant currency, Organic revenue excluding digital assets and cryptocurrencies at constant currency, Organic revenue growth excluding digital assets and cryptocurrencies at constant currency, and Adjusted EBITDA for the three months ending March 31, 2023 and the year ending December 31, 2023 as well as medium and long-term targets on Revenue, Capital expenditures as a percentage of revenue, and Adjusted EBITDA margin. This forward-looking information is identified by the use of terms and phrases such as “may”, “would”, “should”, “could”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. Particularly, statements relating to the Paya acquisition, including expectations regarding anticipated cost savings and synergies and the strength, complementarity and compatibility with Nuvei's business; of future results, performance, achievements, prospects or opportunities or the markets in which we operate, expectations regarding industry trends and the size and growth rates of addressable markets, our business plans and growth strategies, addressable market opportunity for our solutions, expectations regarding growth and cross-selling opportunities and intention to capture an increasing share of addressable markets, the costs and success of our sales and marketing efforts, intentions to expand existing relationships, further penetrate verticals, enter new geographical markets, expand into and further increase penetration of international markets, intentions to selectively pursue and successfully integrate acquisitions, and expected acquisition outcomes and benefits, future investments in our business and anticipated capital expenditures, our expectation to prioritize share repurchases with excess cash, our intention to continuously innovate, differentiate and enhance our platform and solutions, expected pace of ongoing legislation of regulated activities and industries, our competitive strengths and competitive position in our industry, expectations regarding our revenue, revenue mix and the revenue generation potential of our solutions, expectations regarding our margins and future profitability, our financial outlook and guidance as well as medium and long-term targets in various financial metrics, and the future impact of the COVID-19 pandemic is forward-looking information. Economic and geopolitical uncertainties, including regional conflicts and wars, including potential impacts of sanctions, may also heighten the impact of certain factors described herein.
In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Forward-looking information is based on management's beliefs and assumptions and on information currently available to management, regarding, among other things, assumptions related to the Paya acquisition (including the Company's ability to retain and attract new business, achieve synergies and strengthen its market position arising from successful integration plans relating to the Paya acquisition); the Company's ability to otherwise complete the integration of the Paya business within anticipated time periods and at expected cost levels; the Company's ability to attract and retain key employees in connection with the Paya acquisition; management's estimates and expectations in relation to future economic and business conditions and other factors in relation to the Paya acquisition and resulting impact on growth in various financial metrics; assumptions regarding foreign exchange rate, competition, political environment and economic performance of each region where the Company operates; the realization of the expected strategic, financial and other benefits of the Paya acquisition in the timeframe anticipated; and the absence of significant undisclosed costs or liabilities associated with the Paya acquisition; and general economic conditions and the competitive environment within our industry. See also "Financial Outlook and Growth Targets Assumptions”.
Unless otherwise indicated, forward-looking information does not give effect to the potential impact of any mergers, acquisitions, divestitures or business combinations that may be announced or closed after the date hereof. Although the forward-looking information contained herein is based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Nuvei’s financial outlook also constitutes financial outlook within the meaning of applicable securities laws and is provided for the purposes of assisting the reader in understanding management's expectations regarding our financial performance and the reader is cautioned that it may not be appropriate for other purposes. Our medium and long-term growth targets serve as guideposts as we execute on our strategic priorities in the medium to long term and are provided for the purposes of assisting the reader in measuring progress toward management’s objectives, and the reader is cautioned that they may not be appropriate for other purposes.
Forward-looking information involves known and unknown risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, the risk factors described in greater detail under “Risk Factors” of the Company’s annual information form filed on March 8, 2023 (the “AIF”). In particular, our financial outlook and medium and long-term targets are subject to risks and uncertainties related to:
•risks relating to our business and industry, such as the ongoing COVID-19 pandemic and the Russian invasion of Ukraine, including the resulting global economic uncertainty and measures and sanctions taken in response thereto;
•a declining level of volume activity and significant volatility in certain verticals, including digital assets, and the resulting negative impact on the demand for, and prices of, our products and services and the resulting effect on consumer spending trends;
•the rapid developments and change in our industry;
•intense competition both within our industry and from other payments methods;
•changes in foreign currency exchange rates, inflation, interest rates, consumer spending trends, supply chain challenges and other macroeconomic factors affecting our customers and our results of operations;
•Nuvei’s inability to successfully integrate the Paya business;
•legal proceedings that may be instituted related to the Paya acquisition and the impact of significant demands placed on management as a result thereof;
•the potential failure to realize anticipated benefits from the Paya acquisition;

•potential undisclosed costs of liabilities associated with the Paya acquisition, which may be significant;
•the failure to retain Paya’s personnel and customers;
•the rapid developments and change in our industry;
•Intense competition both within our industry and from other payments providers;
•challenges implementing our growth strategy;
•challenges to expand our product portfolio and market reach;
•challenges in expanding into new geographic regions internationally and continuing our growth within our markets;
•challenges in retaining existing customers, increasing sales to existing customers and attracting new customers;
•managing our growth effectively;
•difficulty to maintain the same rate of revenue growth as our business matures and to evaluate our future prospects;
•history of net losses and additional significant investments in our business;
•our level of indebtedness;
•any potential acquisitions or other strategic opportunities, some of which may be material in size or result in significant integration difficulties or expenditures;
•challenges related to a significant number of our customers being small-and-medium sized businesses ("SMBs");
•concentration of our revenue from payment services;
•reliance on, and compliance with, the requirements of acquiring banks and payment networks;
•challenges related to the reimbursement of chargebacks from our customers;
•decline in the use of electronic payment methods;
•loss of key personnel or difficulties hiring qualified personnel;
•impairment of a significant portion of intangible assets and goodwill;
•increasing fees from payment networks;
•reliance on third-party partners to sell some of our products and services;
•misappropriation of end-user transaction funds by our employees;
•fraud by customers, their customers or others;
•the degree of effectiveness of our risk management policies and procedures in mitigating our risk exposure;
•the integration of a variety of operating systems, software, hardware, web browsers and networks in our services;
•the costs and effects of pending and future regulatory proceedings and litigation;
•challenges to secure financing on favorable terms or at all; and,
•measures determined in accordance with IFRS may be affected by unusual, extraordinary, or non-recurring items, or by items which do not otherwise reflect operating performance, making period-to-period comparisons less relevant.

Consequently, all of the forward-looking information contained herein is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation. Unless otherwise noted or the context otherwise indicates, the forward-looking information contained herein represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.
Financial Outlook and Growth Targets Assumptions
The financial outlook for the three months ending March 31, 2023, and the year ending December 31, 2023, and specifically the Adjusted EBITDA, as well as the Adjusted EBITDA margin long-term growth target, reflect the Company’s strategy to accelerate its investment in distribution, marketing, innovation, and technology. When measured as a percentage of revenue, these expenses are expected to decrease as our investments in distribution, marketing, innovation, and technology normalize over time.
Our financial outlook and growth targets are based on a number of additional assumptions, including the following:
•our results of operations and ability to achieve suitable margins will continue in line with management’s expectations;
•we will continue to effectively execute against our key strategic growth priorities, without any material adverse impact from macroeconomic trends on our or our customers’ business, financial condition, financial performance, liquidity nor any significant reduction in demand for our products and services;
•losses owing to business failures of merchants and customers will remain in line with anticipated levels;
•existing customers growing their business and expanding into new markets within selected high-growth eCommerce end-markets, including online retail, online marketplaces, digital goods and services, regulated online gaming, social gaming, financial services and travel;
•economic conditions in our core markets, geographies and verticals, including resulting consumer spending and employment, remaining at close to current levels;
•assumptions as to the value of digital assets, foreign exchange rates and interest rates, including inflation;
•higher volatility and lower volume in digital assets; Nuvei expects the contribution of digital assets will continue to decline and to represent no more than 5% of revenue going forward;
•Nuvei’s ability to retain and attract new business, achieve synergies and strengthen its market position arising from successful integration plans relating to the Paya acquisition;
•management’s estimates and expectations in relation to future economic and business conditions and other factors in relation to the Paya acquisition and resulting impact on growth in various financial metrics;
•assumptions regarding competition, political environment and economic performance of each region where Nuvei operates;
•the realization of the expected strategic, financial and other benefits of the Paya acquisition in the timeframe anticipated;
•the absence of significant undisclosed costs or liabilities associated with the Paya acquisition

•our ability to cross-sell and up-sell new and existing products and services to our existing customers with limited incremental sales and marketing expenses;
•our customers increasing their daily sales, and in turn their business volume of our solutions, at growth rates at or above historical levels for the past few years;
•our ability to maintain existing customer relationships and to continue to expand our customers’ use of more solutions from our Native Commerce Platform at or above historical levels for the past few years;
•our ability to leverage our sales and marketing experience in capturing and serving customers in North America and large enterprises in Europe and enable customer base expansion by targeting large enterprises in North America, with a focus in eCommerce channels;
•our sales and marketing efforts and continued investment in our direct sales team and account management driving future growth by adding new customers adopting our technology processing transactions in existing and new geographies at or above historical levels;
•our ability to further leverage our broad and diversified network of partners;
•our ability to expand and deepen our footprint and to add new customers adopting our technology processing transactions in geographies where we have an emerging presence, such as Asia Pacific and Latin America;
•our ability to expand and keep our portfolio of services technologically current through continued investment in our Native Commerce Platform and to design and deliver solutions that meet the specific and evolving needs of our customers;
•our ability to maintain and/or expand our relationships with acquiring banks and payment networks;
•our continued ability to maintain our competitiveness relative to competitors’ products or services, including as to changes in terms, conditions and pricing,
•our ability to expand profit margins by reducing variable costs as a percentage of total expenses, and leveraging fixed costs with additional scale and as our investments in, for example, direct sales and marketing normalize;
•increases in volume driving profitable revenue growth with limited additional overhead costs required, as a result of the highly scalable nature of our business model and the inherent operating leverage;
•our continued ability to manage our growth effectively;
•we will continue to attract and retain key talent and personnel required to achieve our plans and strategies, including sales, marketing, support and product and technology operations, in each case both domestically and internationally,
•our ability to successfully identify, complete, integrate and realize the expected benefits of past and future acquisitions and manage the associated risks;
•the absence of adverse changes in legislative or regulatory matters;
•our continued ability to upskill and modify our compliance capabilities as regulations change or as we enter new markets, such as our customer underwriting, risk management, know your customer and anti-money laundering capabilities, with minimal disruption to our customers’ businesses;
•our liquidity and capital resources, including our ability to secure debt or equity financing on satisfactory terms; and,
•the absence of adverse changes in current tax laws.

Contact:
Investors
Chris Mammone, Head of Investor Relations
IR@nuvei.com

Statements of Profit or Loss and Comprehensive Income or Loss Data
(in thousands of US dollars except for shares and per share amounts)

	Three months ended December 31		Years ended December 31
	2022	2021	2022	2021
	$	$	$	$
Revenue	220,339	211,875	843,323	724,526
Cost of revenue	50,166	49,115	171,425	147,755
Gross profit	170,173	162,760	671,898	576,771
Selling, general and administrative expenses	148,465	140,921	590,966	431,303
Operating profit	21,708	21,839	80,932	145,468
Finance income	(7,267)	(550)	(13,694)	(2,859)
Finance cost	9,214	5,001	22,841	16,879
Net finance cost	1,947	4,451	9,147	14,020
Gain on foreign currency exchange	4,663	(2,486)	(15,752)	(513)
Income before income tax	15,098	19,874	87,537	131,961
Income tax expense	5,746	7,535	25,582	24,916
Net income	9,352	12,339	61,955	107,045
Other comprehensive income, net of tax
Item that may be reclassified subsequently to profit and loss
Foreign operations – foreign currency translation differences	33,196	(10,920)	(30,858)	(31,031)
Comprehensive income	42,548	1,419	31,097	76,014
Net income attributable to:
Common shareholders of the Company	8,040	10,808	56,732	102,293
Non-controlling interest	1,312	1,531	5,223	4,752
	9,352	12,339	61,955	107,045
Comprehensive income attributable to:
Common shareholders of the Company	41,236	(112)	25,874	71,262
Non-controlling interest	1,312	1,531	5,223	4,752
	42,548	1,419	31,097	76,014
Net income per share
Net income per share attributable to common shareholders of the Company
Basic	0.06	0.08	0.40	0.73
Diluted	0.06	0.07	0.39	0.71
Weighted average number of common shares outstanding
Basic	140,633,277	142,698,569	141,555,788	139,729,116
Diluted	142,681,178	147,640,841	144,603,485	144,441,502

Consolidated Statements of Financial Position Data (in thousands of US dollars)
	December 31, 2022	December 31, 2021
	$	$
Assets

Current assets
Cash and cash equivalents	751,686	748,576
Trade and other receivables	61,228	39,262
Inventory	2,117	1,277
Prepaid expenses	12,254	8,483
Income taxes receivable	3,126	3,702
Current portion of advances to third parties	579	3,104
Current portion of contract assets	1,215	1,354

Total current assets before segregated funds	832,205	805,758
Segregated funds	823,666	720,874
Total current assets	1,655,871	1,526,632

Non-current assets
Advances to third parties	1,721	13,676
Property and equipment	31,881	18,856
Intangible assets	694,995	747,600
Goodwill	1,114,593	1,126,768
Deferred tax assets	17,172	13,036
Contract assets	997	1,091
Processor deposits	4,757	4,788
Other non-current assets	2,682	3,023

Total Assets	3,524,669	3,455,470

Consolidated Statements of Financial Position Data (in thousands of US dollars)
	December 31, 2022	December 31, 2021
	$	$
Liabilities

Current liabilities
Trade and other payables	125,533	101,848
Income taxes payable	16,864	13,478
Current portion of loans and borrowings	8,652	7,349
Other current liabilities	4,224	13,226

Total current liabilities before due to merchants	155,273	135,901
Due to merchants	823,666	720,874

Total current liabilities	978,939	856,775

Non-current liabilities
Loans and borrowings	502,102	501,246
Deferred tax liabilities	61,704	71,100
Other non-current liabilities	2,434	4,509

Total Liabilities	1,545,179	1,433,630

Equity

Equity attributable to shareholders
Share capital	1,972,592	2,057,105
Contributed surplus	202,435	69,943
Deficit	(166,877)	(108,749)
Accumulated other comprehensive loss	(39,419)	(8,561)

	1,968,731	2,009,738
Non-controlling interest	10,759	12,102

Total Equity	1,979,490	2,021,840

Total Liabilities and Equity	3,524,669	3,455,470

Consolidated Statements of Cash Flow Data (in thousands of U.S. dollars)
For the years ended December 31, 2022 and 2021,	2022	2021
	$	$
Cash flow from operating activities
Net income	61,955	107,045
Adjustments for:
Depreciation of property and equipment	8,483	5,811
Amortization of intangible assets	93,009	85,017
Amortization of contract assets	1,941	2,180
Share-based payments	139,103	53,180
Net finance cost	9,147	14,020
Gain on foreign currency exchange	(15,752)	(513)
Loss on disposal	175	—
Income tax expense	25,582	24,916
Changes in non-cash working capital items	(10,881)	21,332
Interest paid	(23,370)	(14,351)
Interest received	10,753	272
Income taxes paid - net	(32,482)	(32,052)
	267,663	266,857
Cash flow used in investing activities
Business acquisitions, net of cash acquired	—	(387,654)
Payment of acquisition-related contingent consideration	(2,012)	—
Acquisition of property and equipment	(13,744)	(5,728)
Acquisition of intangible assets	(34,578)	(21,441)
Acquisition of distributor commissions	(2,426)	—
Decrease in other non-current assets	466	10,525
Net decrease in advances to third parties	2,059	9,190
	(50,235)	(395,108)
Cash flow from (used in) financing activities
Shares repurchased and cancelled	(166,609)	—
Transaction costs from issuance of shares	(903)	(15,709)
Proceeds from exercise of stock options	2,072	8,994
Repayment of loans and borrowings	(5,120)	(2,560)
Proceeds from loans and borrowings	—	300,000
Transaction costs related to loans and borrowings	—	(5,529)
Proceeds from issuance of shares	—	424,833
Payment of lease liabilities	(3,727)	(2,594)
Purchase of non-controlling interest	(39,751)	—
Dividend paid by subsidiary to non-controlling interest	(260)	(1,360)
	(214,298)	706,075
Effect of movements in exchange rates on cash	(20)	(9,970)
Net increase in cash and cash equivalents	3,110	567,854
Cash and cash equivalents – Beginning of Year	748,576	180,722
Cash and cash equivalents – End of Year	751,686	748,576

Reconciliation of Adjusted EBITDA and Adjusted EBITDA less capital expenditures to Net Income
(In thousands of US dollars)

	Three months ended December 31		Years ended December 31
	2022	2021	2022	2021
	$	$	$	$

Net income	9,352	12,339	61,955	107,045
Finance cost	9,214	5,001	22,841	16,879
Finance income	(7,267)	(550)	(13,694)	(2,859)
Depreciation and amortization	21,734	25,938	101,492	90,828
Income tax expense	5,746	7,535	25,582	24,916
Acquisition, integration and severance costs(a)	6,923	8,773	28,413	25,831
Share-based payments and related payroll taxes (b)	35,546	34,674	139,309	54,919
Loss (gain) on foreign currency exchange	4,663	(2,486)	(15,752)	(513)
Legal settlement and other(c)	(226)	230	1,171	188
Adjusted EBITDA	85,685	91,454	351,317	317,234
Acquisition of property and equipment, and intangible assets	(14,511)	(9,642)	(48,322)	(27,169)
Adjusted EBITDA less capital expenditures	71,174	81,812	302,995	290,065
(a)These expenses relate to:
(i)professional, legal, consulting, accounting and other fees and expenses related to our acquisition activities and financing activities. For the three months and year ended December 31, 2022, those expenses were $6.9 million and $13.1 million ($4.3 million and $14.7 million for the three months and year ended December 31, 2021). These costs are presented in the professional fees line item of selling, general and administrative expenses.
(ii)acquisition-related compensation was nil and $14.3 million for the three months and year ended December 31, 2022 and $4.5 million and $10.8 million for the three months and year ended December 31, 2021. These costs are presented in the employee compensation line item of selling, general and administrative expenses.
(iii)change in deferred purchase consideration for previously acquired businesses. No amount was recognized in the three months ended December 31, 2022 and a gain of $1.0 million were recognized for the year ended December 31, 2022, and nil for 2021. These amounts are presented in the contingent consideration adjustment line item of selling, general and administrative expenses.
(iv)severance and integration expenses, which were nil and $2.0 million for the three months and year ended December 31, 2022 (nil and $0.3 million for the three months and year ended December 31, 2021). These expenses are presented in selling, general and administrative expenses.
(b)These expenses represent expenses recognized in connection with stock options and other awards issued under share-based plans as well as related payroll taxes that are directly attributable to share-based payments. For the three months and year ended December 31, 2022, the expenses consisted of non-cash share-based payments of $35.4 million and $139.1 million ($32.9 million and $53.2 million for three months and year ended December 31, 2021),$0.1 million and $0.2 million for related payroll taxes ($1.7 million for the three months and year ended December 31, 2021).
(c)This line item primarily represents legal settlements and associated legal costs, as well as non-cash gains, losses and provisions and certain other costs. These costs are presented in selling, general and administrative expenses.

Reconciliation of Adjusted net income and Adjusted net income per basic share and per diluted share to Net Income
(In thousands of US dollars except for share and per share amounts)

	Three months ended December 31		Years ended December 31
	2022	2021	2022	2021
	$	$	$	$

Net income	9,352	12,339	61,955	107,045
Change in fair value of share repurchase liability	—	—	(5,710)	—
Amortization of acquisition-related intangible assets(a)	14,957	22,828	83,861	78,979
Acquisition, integration and severance costs(b)	6,923	8,773	28,413	25,831
Share-based payments and related payroll taxes(c)	35,546	34,674	139,309	54,919
Loss (gain) on foreign currency exchange	4,663	(2,486)	(15,752)	(513)
Legal settlement and other(d)	(226)	230	1,171	188
Adjustments	61,863	64,019	231,292	159,404
Income tax expense related to adjustments(e)	(3,179)	(5,784)	(19,061)	(17,867)
Adjusted net income	68,036	70,574	274,186	248,582
Net income attributable to non-controlling interest	(1,312)	(1,531)	(5,223)	(4,752)
Adjusted net income attributable to the common shareholders of the Company	66,724	69,043	268,963	243,830
Weighted average number of common shares outstanding
Basic	140,633,277	142,698,569	141,555,788	139,729,116
Diluted	142,681,178	147,640,841	144,603,485	144,441,502

Adjusted net income per share attributable to common shareholders of the Company(f)
Basic	0.47	0.48	1.90	1.75
Diluted	0.47	0.47	1.86	1.69
(a)This line item relates to amortization expense taken on intangible assets created from the purchase price adjustment process on acquired companies and businesses and resulting from a change in control of the Company.
(b)These expenses relate to:
(i)professional, legal, consulting, accounting and other fees and expenses related to our acquisition activities and financing activities. For the three months and year ended December 31, 2022, those expenses were $6.9 million and $13.1 million ($4.3 million and $14.7 million for the three months and year ended December 31, 2021). These costs are presented in the professional fees line item of selling, general and administrative expenses.
(ii)acquisition-related compensation was nil and $14.3 million for the three months and year ended December 31, 2022 and $4.5 million and $10.8 million for the three months and year ended December 31, 2021. These costs are presented in the employee compensation line item of selling, general and administrative expenses.
(iii)change in deferred purchase consideration for previously acquired businesses. No amount was recognized in the three months ended December 31, 2022 and a gain of $1.0 million were recognized for the year ended December 31, 2022, and nil for 2021. These amounts are presented in the contingent consideration adjustment line item of selling, general and administrative expenses.
(iv)severance and integration expenses, which were nil and $2.0 million for the three months and year ended December 31, 2022 (nil and 0$0.3 million for the three months and year ended December 31, 2021). These expenses are presented in selling, general and administrative expenses.
(c)These expenses represent expenses recognized in connection with stock options and other awards issued under share-based plans as well as related payroll taxes that are directly attributable to share-based payments. For the three months and year ended December 31, 2022, the expenses consisted of non-cash share-based payments of $35.4 million and $139.1 million ($32.9 million and $53.2 million for three months and year ended December 31, 2021),$0.1 million and $0.2 million for related payroll taxes ($1.7 million for the three months and year ended December 31, 2021).
(d)This line item primarily represents legal settlements and associated legal costs, as well as non-cash gains, losses and provisions and certain other costs. These costs are presented in selling, general and administrative expenses.
(e)This line item reflects income tax expense on taxable adjustments using the tax rate of the applicable jurisdiction.
(f)The number of share-based awards used in the diluted weighted average number of common shares outstanding in the Adjusted net income per diluted share calculation is determined using the treasury stock method as permitted under IFRS.
Revenue by geography
The following table summarizes our revenue by geography based on the billing location of the merchant:

	Three months ended December 31		Change		Years ended December 31		Change
(In thousands of US dollars, except for percentages)	2022	2021			2022	2021
	$	$	$	%	$	$	$	%
Revenue
Europe, Middle East and Africa	115,896	127,856	(11,960)	(9)%	465,935	394,758	71,177	18%
North America	89,393	76,229	13,164	17%	336,563	301,257	35,306	12%
Latin America	12,181	6,404	5,777	90%	33,105	22,841	10,264	45%
Asia Pacific	2,869	1,386	1,483	107%	7,720	5,670	2,050	36%
	220,339	211,875	8,464	4%	843,323	724,526	118,797	16%
Revenue by vertical
The following table provides a revenue breakdown by vertical based on the merchant classification:

	Three months ended December 31,		Change
(In thousands of US dollars, except for percentages)	2022	2021
	$	$	$	%
Digital assets and cryptocurrencies	19,205	46,134	(26,929)	(58)%
Other verticals	201,134	165,741	35,393	21%
Revenue	220,339	211,875	8,464	4%

Reconciliation of Revenue at constant currency and Revenue growth at constant currency to Revenue
The following table reconciles Revenue to Revenue at constant currency and Revenue growth at constant currency for the period indicated:

(In thousands of US dollars except for percentages)	Three months ended December 31, 2022			Three months ended December 31, 2021
	Revenue as reported	Foreign currency exchange impact on revenue	Revenue at constant currency	Revenue as reported	Revenue growth	Revenue growth at constant currency
	$	$	$	$

Revenue	220,339	12,201	232,540	211,875	4%	10%

(In thousands of US dollars except for percentages)	Years ended December 31, 2022			Years ended December 31, 2021
	Revenue as reported	Foreign currency exchange impact on revenue	Revenue at constant currency	Revenue as reported	Revenue growth	Revenue growth at constant currency
	$	$	$	$

Revenue	843,323	40,533	883,856	724,526	16%	22%
Reconciliation of Organic revenue excluding digital assets and cryptocurrencies at constant currency and Organic revenue growth excluding digital assets and cryptocurrencies at constant currency to Revenue
The following table reconciles Revenue to Organic revenue excluding digital assets and cryptocurrencies at constant currency and Organic revenue growth excluding digital assets and cryptocurrencies at constant currency for the period indicated:

(In thousands of US dollars except for percentages)	Three months ended December 31, 2022				Three months ended December 31, 2021
	Revenue as reported	Revenue from digital assets and cryptocurrencies	Foreign currency exchange impact on revenue	Organic revenue excluding digital assets and cryptocurrencies at constant currency(1)	Revenue as reported	Revenue from digital assets and cryptocurrencies	Comparable organic revenue excluding digital assets and cryptocurrencies(1)	Revenue growth	Organic revenue growth excluding digital assets and cryptocurrencies at constant currency
	$	$	$	$	$	$	$

Revenue	220,339	(19,205)	8,433	209,567	211,875	(46,134)	165,741	4%	26%
(1) Revenue from acquisitions and revenue from divestitures was nil in both periods presented.

Reconciliation of Organic revenue at constant currency and Organic revenue growth at constant currency to Revenue
The following table reconciles Revenue to Organic revenue at constant currency and Organic revenue growth at constant currency for the period indicated:

(In thousands of US dollars except for percentages)	Three months ended December 31, 2022					Three months ended December 31, 2021
	Revenue as reported	Revenue from acquisitions	Revenue from divestitures	Foreign currency exchange impact on organic revenue	Organic revenue at constant currency	Revenue as reported	Revenue from divestitures	Comparable organic revenue	Revenue growth	Organic revenue growth at constant currency
	$	$	$		$	$	$	$

Revenue	220,339	—	—	12,201	232,540	211,875	—	211,875	4%	10%

(In thousands of US dollars except for percentages)	Years ended December 31, 2022					Years ended December 31, 2021
	Revenue as reported	Revenue from acquisitions (a)	Revenue from divestitures	Foreign currency exchange impact on organic revenue	Organic revenue at constant currency	Revenue as reported	Revenue from divestitures	Comparable organic revenue	Revenue growth	Organic revenue growth at constant currency
	$	$	$	$	$	$		$

Revenue	843,323	(37,608)	—	38,913	844,628	724,526	—	724,526	16%	17%
(a) We acquired Mazooma Technical Services Inc. ("Mazooma") on August 3, 2021, and SimplexCC Ltd. ("Simplex") and Paymentez LLC ("Paymentez") on September 1, 2021.